EXHIBIT 21

List of Subsidiaries of Registrant

Superior Financial Corp.’s subsidiaries are as follows:

1)	Superior Bank, a federal savings bank organized under the laws of the United States.

2)	Superior Financial Statutory Trust I, a statutory trust organized under the laws of the state of Connecticut.